APAX PARTNERS AND TEXAS PACIFIC GROUP FUNDS TO ACQUIRE Q-TELECOM

London, 17 October 2005 – An acquisition company controlled by private equity funds advised by Texas Pacific Group and Apax Partners submitted on Sunday October 16, 2005 an offer to acquire Q-Telecom, the Greek wireless operator, from its controlling shareholder InfoQuest. The Board of Directors of InfoQuest announced earlier today their decision to accept the offer.

The acquisition will be for a cash consideration of €325m and the assumption of existing indebtedness of €25m.

The parties will proceed to finalise the definitive acquisition agreement. The transaction is expected to be conditional upon signing final documentation and obtaining approval from the relevant regulatory and competition authorities.

About Apax Partners

Apax Partners is one of the world's leading private equity investment groups, operating across the United States, Europe and Israel. Apax Partners has raised or advised approximately $20 billion around the world. With more than 30 years of direct investing experience, Apax Partners’ Funds provide long-term equity financing to build and strengthen world-class companies. It pursues a multi-stage equity investment strategy, investing in late venture, growth capital and buyouts.

Apax Partners’ Funds invest in companies across its 6 chosen global sectors of telecommunications, IT, retail and consumer, media, healthcare and financial/business services. Apax Partners' Funds investments include TIM Hellas, Inmarsat, Intelsat, Audible, Dialog Semiconductor, Frontier Silicon, Jamdat, Kabel Deutschland, Sonim Technologies and Yell. For more information visit: www.apax.com.

For further information, please contact:

Clare Fancourt	Lorella Cremonesi
Tel: +44 (0) 20 7872 6476	Tel: +39 02 76211 9207

About Texas Pacific Group

Texas Pacific Group (TPG) is a leading global private equity firm. TPG manages over $15 billion in committed equity capital, and in the course of its history, has completed more than 65 transactions. TPG recently raised TPG Partners IV LP, a $5.8 billion private equity fund. TPG was one of the first major US-based private equity firms to establish a European business and over the past 24 months TPG has invested c. $2 billion of equity in transactions with an aggregate enterprise value of $15 billion, including TIM Hellas, Mobilcom, Debenhams, Scottish & Newcastle Retail (Pubs), Grohe, British Vita, Isola (from Rutgers/RAG) and Eutelsat. TPG’s European investments also include Ducati, Findexa, Gem Plus and Spirit Group.

TPG holds investments in the technology and telecommunications sector with investments in TIM Hellas, Mobilcom, Sunguard, Lenovo, Eutelsat, Findexa, MEMC Electronic Materials (WFR), Seagate Technology (STX), ON Semiconductor (ONNN), Paradyne Networks (PDYN), GlobeSpanVirata (GSPN), Crystal Decisions/Business Objects (BOBJ).

For further information, please contact:

Owen Blicksilver, Owen Blicksilver Public Relations

Tel: +1 (516) 742 5950

For Greek media support please contact:

Nicole Ioannidi, Advocate/ Burson-Marsteller

Tel: +30 212 955 9317